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                                                             Exhibit 4.(a)(xiii)

                            SHARE PURCHASE AGREEMENT


SHARE PURCHASE AGREEMENT (this "Agreement"), dated as of March 28, 2001, between Madge Networks N.V., a Netherlands company (the "Company"), and Inktomi Corporation, a Delaware corporation ("Investor").

WHEREAS, the Company has authorized the sale and issuance of common shares, par value one Dutch Guilder per share with a value of US$5,000,000 (each, a "Share" and together, the "Shares");

WHEREAS, upon the terms and subject to the conditions of this Agreement, Investor desires to purchase the shares and the Company desires to sell the shares to Investors; and

WHEREAS, simultaneously with the Closing (as defined below), the Company and Investor will enter into a Registration Rights Agreement with respect to the Shares, substantially in the form attached hereto as Exhibit A (the "Registration Rights Agreement").

NOW, THEREFORE, the Company and Investor hereby agree as follows:

Section 1. Purchase and Sale of the Shares

         1.1. Sale and Purchase. Upon the terms and subject to the conditions contained in this Agreement, the Company shall issue and sell to Investor, and Investor shall purchase from the Company, the Shares.

         1.2. Number of Shares; Purchase Price. The number of Shares to be purchased shall be determined by dividing US$5,000,000 (the "Purchase Price") by the closing price of the Company's common shares on the Nasdaq National Market on the first business day after the day the Company files (the "Filing Date") its Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (the "Form 20-F") with the Securities and Exchange Commission (the "SEC"). Notwithstanding the foregoing, if the closing price on the Filing Date or the Subsequent Calculation Date (as defined below) is not greater than $1.00, the Company, but not Investor, shall have the right either (i) to require a new calculation of the number of shares to be purchased based upon the closing price of the Company's common shares on the Nasdaq National Market on the fifth business day after the Filing Date (the "Subsequent Calculation Date") or (ii) to terminate the sale and purchase pursuant to this Agreement, without any further obligation on the part of either the Company or the Investor.

         1.3. The Closing. The issuance and delivery of the shares by the Company to Investor and the delivery of the Purchase Price to the Company (the "Closing"), will take place at the Company's office at 10:00 A.M. on the fourth business day following the Filing Date or the Subsequent Calculation Date, as applicable (the "Closing Date"), or at such other time and place as the Company and Investor may agree orally or in writing.

         1.4. Closing Deliveries. At the Closing:

                  (a) Investor will pay or tender to the Company the Purchase Price in immediately available funds;

                  (b) The Company shall issue and deliver to Investor a share certificate or certificates representing the shares acquired hereunder by Investor, which certificate or

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certificates shall be registered in Investor's name or such name as Investor designates and shall contain the legend set forth in Section 4.2;

                  (c) The Company and Investor shall execute and deliver the Registration Rights Agreement; and

                  (d) The Company shall deliver a certificate to Investor, executed by its Chief Financial Officer, to the effect that as of the Closing Date, the representations and warranties set forth in this Agreement are true and correct and all conditions precedent, if any, to the Closing have been satisfied.

    Section 2. Representations and Warranties.

         2.1. Representations and Warranties of the Company. The Company represents and warrants to Investor as of the date hereof and as of the Closing Date as follows:

                  (a) Organization; Good Standing; Authority. The Company and each of its subsidiaries have been duly incorporated and are validly existing as corporations in good standing under the laws of their respective jurisdictions of incorporation, are duly qualified to do business and are in good standing in each jurisdiction in which the laws of such jurisdiction require such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged.

                  (b) Capitalization. The Company has an authorized capitalization as set forth in the Form 20-F; all of the issued capital shares of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and conform to the description thereof contained in the Form 20-F; and all of the issued capital shares of each subsidiary of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and, except as set forth in the Form 20-F, are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims.

                  (c) Authorization. The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the Registration Rights Agreement. Each of this Agreement and the Registration Rights Agreement has been duly authorized, executed and delivered by the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms; the execution, delivery and performance of each of this Agreement and the Registration Rights Agreement by the Company and the consummation of the transactions contemplated hereby and thereby did not, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the properties or assets of the Company or any of its subsidiaries pursuant to any material indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, nor did, do or will such actions result in any violation of the provisions of the charter or by-laws of the Company or any of its subsidiaries or any statute or any order, rule or regulation of any court or governmental agency or body having


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jurisdiction over the Company or any of its subsidiaries or any of their properties or assets; no consent, approval, authorization or order of, or filing or registration with, any such court or governmental agency or body was or is required for the execution, delivery and performance of each of this Agreement and the Registration Rights Agreement by the Company and the consummation of the transactions contemplated hereby and thereby, except where the failure to obtain such consent, approval, authorization or order to make such filing or registration will not have a material adverse effect on the consolidated financial position, shareholders' equity, results of operation, business or prospects of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect").

                  (d) Valid Issuance of Shares. The Shares have been validly authorized for issuance and sale pursuant to this Agreement and the issue and sale of the Shares will not violate any applicable law or agreement or instrument then binding on the Company and when issued and delivered against payment therefor as provided herein, the Shares will be duly and validly issued, fully paid and non-assessable and will on issuance be free and clear of all liens, encumbrances, equities or claims except as may be created or suffered by Investor. The issuance of the Shares is not subject to any preemptive rights or rights of first refusal that have not been waived or complied with.

                  (e) Material Adverse Changes. Neither the Company nor any of its subsidiaries has sustained, since December 31, 2000, the date of the latest financial statements included in the Form 20-F, any material loss or interference with its business from fire, explosion, flood, earthquake or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Form 20-F; and, since such date, there has not been any change in the capital shares (other than pursuant to the Company's share option plans or employee share purchase plans as disclosed in the Form 20-F) or, other than lease financing in the ordinary course from unaffiliated third parties and intercompany debt among the Company and its subsidiaries, any material increase in the long-term debt of the Company or any of its subsidiaries or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries.

                  (f) Independent Auditors. Ernst and Young, whose report appears in the Form 20-F, are independent public accountants as required by the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder.

                  (g) Title to Property. The Company and each of its subsidiaries have insurable title in fee simple to all real property and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects except such as are described in the Form 20-F or such as will not have a Material Adverse Effect. All real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases, which such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.


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                  (h) Insurance. The Company and each of its subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries.

                  (i) Intellectual Property. Except as otherwise disclosed in the Form 20-F, the Company and each of its subsidiaries own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights and licenses necessary for the conduct of their respective businesses and have no reason to believe that the conduct of their respective businesses will conflict with, and have not received any notice of any claim of conflict with, any such rights of others that, singly or in the aggregate, if the subject of any unfavorable decision, ruling or finding, would have a Material Adverse Effect.

                  (j) Litigation. Except as otherwise disclosed in the Form 20-F, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property or assets of the Company or any of its subsidiaries is the subject that, if determined adversely to the Company or any of its subsidiaries, might have a Material Adverse Effect; and to the best of the Company's knowledge, no such proceedings are threatened by governmental authorities or other third parties.

                  (k) Labor Actions; Employees. No labor disturbance by the employees of the Company exists or, to the knowledge of the Company, is imminent which might be expected to have a Material Adverse Effect.

                  (l) Taxes. The Company has filed all tax returns required to be filed through the date hereof and has paid all taxes due thereon, and no tax deficiency has been determined adversely to the Company or any of its subsidiaries, which has had (nor does the Company have any knowledge of any tax deficiency which, if determined adversely to the Company or any of its subsidiaries, might have) a Material Adverse Effect.

                  (m) Books and Records. The Company (i) makes and keeps accurate books and records and (ii) maintains internal accounting controls that provide reasonable assurance that (A) transactions are executed in accordance with management's authorization, (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets, (C) access to its assets is permitted only in accordance with management's authorization and (D) the reported accountability for its assets is compared with existing assets at reasonable intervals.

                  (n) Compliance with Other Instruments. Neither the Company nor any of its subsidiaries (i) is in violation of its respective charter or by-laws, (ii) is in default in any material respect, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any material indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject or (iii) is in violation in any material respect of any law, ordinance, governmental rule, regulation or court decree to which it or its property or assets may be subject


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or has failed to obtain any material license, permit, certificate, franchise or other governmental authorization or permit necessary to the ownership of its property or to the conduct of its business.

                  (o) Foreign Corrupt Practices Act. Neither the Company nor any of its subsidiaries, nor any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries, has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

                  (p) Investment Company. Neither the Company nor any subsidiary is an "investment company" with the meaning of such term under the Investment Company Act of 1940 and the rules and regulations of the SEC promulgated thereunder.

                  (q) Dividends. Except as disclosed in the Form 20-F, all dividends and other distributions declared and payable on the Shares of the Company may under the current laws and regulations of The Netherlands and any political subdivision thereof be paid to holders thereof in U.S. dollars that may be freely transferred out of The Netherlands there are no withholding or other taxes payable on such dividends and other distributions.

                  (r) Form 20-F. When filed with the SEC, the Form 20-F will comply in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. Some matters discussed in the Form 20-F may be considered "forward looking" statements within the meaning of Section 27(a) of the Securities Act and Section 21(e) of the Securities Exchange Act of 1934, as amended, which statements Investor acknowledges and agrees are not guarantees of future performance and involve a number of risks and uncertainties, and with respect to which the Company makes no representations or warranties.

         2.2. Representations and Warranties of Investor. Investor represents and warrants to the Company as follows:

                  (a) Receipt of Agreements. Investor has received and reviewed this Agreement and the Registration Rights Agreement.

                  (b) No Registration of Shares. Investor is aware that the shares have not been registered under the Securities Act, that such offer and sale are intended to be exempt from registration under the Securities Act and the rules promulgated thereunder by the SEC, and that the Shares may not be sold, assigned, transferred or otherwise disposed of unless they are registered under the Securities Act or an exemption from such registration is available. Investor is also aware that sales or transfers of the Shares are further restricted by state securities laws and the provisions of this Agreement and the Registration Rights Agreement and that the certificates


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for the Shares will bear appropriate legends restricting their transfer pursuant to applicable laws and this Agreement. Investor is also aware that sales or transfers of the Shares may also be restricted by the laws of foreign jurisdictions.

                  (c) Suitability of Investment.

                           (i) Investor is acquiring the Shares for its own
account, or for the account of another "accredited investor" who is an affiliate of Investor and who can make all of the representations contained herein, for investment purposes only and not with a view to the resale or distribution thereof.

                           (ii) Investor has not and will not, directly or
indirectly, offer, sell, transfer, assign, exchange or otherwise dispose of all or any part of the Shares, except in accordance with applicable federal and state securities laws and the provisions of this Agreement and the Registration Rights Agreement as long as such agreements remain in effect and the laws of any foreign jurisdictions, if applicable.

                           (iii) Investor has such knowledge and experience in
financial, business and tax matters that Investor is capable of evaluating the merits and risks relating to Investor's investment in the Shares and making an investment decision with respect to the Company.

                           (iv) To the full satisfaction of Investor, Investor
has been given the opportunity to obtain information and documents relating to the Company, including the Form 20-F, and to ask questions of and receive answers from representatives of the Company concerning the Company and its purchase of the Shares.

                           (v) Investor is able at this time, and in the
foreseeable future, to bear the economic risk of a total loss of its investment in the Company.

                           (vi) Investor is aware that there are substantial
risks incident to an investment in the Shares, including those risks identified in the Form 20-F.

                           (vii) Investor is an "accredited investor" within the
meaning of Rule 501 of Regulation D under the Securities Act as presently in effect.

                           (viii) Investor understands that, unless it notifies
the Company in writing to the contrary at or before the Closing, all the representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

                  (d) Authorization. All action on the part of Investor necessary for the authorization, execution and delivery of this Agreement and the Registration Rights Agreement and for the performance of all obligations of Investor hereunder and thereunder has been taken. This Agreement has been, and the Registration Rights Agreement will be, duly executed and delivered by Investor and will constitute valid and binding obligations of Investor, enforceable against Investor in accordance with their respective terms.


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    Section 3. Covenants and Acknowledgments.

         3.1. Use of Proceeds Covenant. The Company will use the proceeds from the sale of the Shares for the general working capital needs of the Company and its subsidiaries.

         3.2. Listing of Shares. As soon as practicable after the Closing, the Company shall, at its expense, file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the Shares.

         3.3. Equity Letter. Each of the Company, on behalf of its subsidiary, Madge.web N.V. ("Madge.web"), and the Investor acknowledge and agree that execution, delivery and performance of this Agreement satisfies all their respective obligations under the equity letter, dated August 9, 2000, between the Investor and Madge.web.

    Section 4. Transfer Restrictions

         4.1. Restrictions on Transfer. The Shares have not been registered under the Securities Act and may not be sold, assigned, transferred, or otherwise disposed of unless they are registered under the Securities Act or an exemption from such registration is available. Sales or transfers of the Shares are further restricted by state securities laws and the provisions of this Agreement and the Registration Rights Agreement. In addition, sales or transfers of the Shares may also be restricted by the laws of other foreign jurisdictions.

         4.2. Legend. Unless sold pursuant to an effective registration statement, each certificate representing Shares shall bear a legend substantially in the following form:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL SUCH SHARES ARE REGISTERED UNDER THE ACT OR, EXCEPT AS OTHERWISE PERMITTED PURSUANT TO RULE 144 UNDER THE ACT OR ANOTHER EXEMPTION FROM REGISTRATION UNDER THE ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER IS OBTAINED TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED."

         4.3. Removal of Legend. The foregoing legend, if necessary, shall be removed from the certificates representing any shares of Shares, at the request of the holder thereof, at such time as (i) they are sold pursuant to an effective registration statement, (ii) they become eligible for resale pursuant to Rule 144(k) under the Securities Act or another provision of Rule 144 of the Securities Act pursuant to which all or a portion of the Shares could be sold in a single transaction, or (iii) an opinion of counsel reasonably satisfactory to the Company is obtained to the effect that the proposed transfer is exempt from the Securities Act. The transfer agent for the Shares will issue new Shares without the legend upon receipt of a certificate from Investor stating that the Shares have been registered or transferred pursuant to an effective registration statement under the Securities Act or can be sold in reliance upon Rule 144 or if the Company


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has received an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer is exempt from the Securities Act.

    Section 5. Miscellaneous

         5.1. Waiver and Amendment. Neither this Agreement nor any provisions hereof shall be modified, amended, discharged or terminated, except by an instrument in writing, signed by the party against whom any modification, amendment, discharge or termination is sought. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

         5.2. Dispute Resolution; Governing Law. Any dispute arising out of or in connection with this agreement, including any question regarding its existence, validity or termination, shall be referred to the parties' respective governing boards. If resolution cannot be reached within 15 days of such referral either party involved in the dispute may refer the matter to arbitration under the Rules of the London Court of International Arbitration, which Rules are deemed to be incorporated by reference into this clause.

                  The number of arbitrators shall be one if the parties agree on one individual. If they do not, they shall each select their own arbitrator who shall, if there is an even number of arbitrators, select a third.

                  The place of arbitration shall be London.

                  The language used for the arbitration shall be English.

                  The parties agree that the findings of the arbitrators shall be final and binding.

                  The governing law of the agreement shall be the substantive law of England and Wales.

         5.3. Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

         5.4. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

         5.5. Notices. Unless otherwise provided, any notice or other communication required or permitted to be given or effected under this Agreement shall be in writing and shall be deemed effective upon personal or facsimile delivery to the party to be notified or three


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business days after deposit with an internationally recognized courier service, delivery fees prepaid, and addressed to the party to be notified at the following respective addresses, or at such other addresses as may be designated by written notice; provided, however, that any notice of change of address shall be deemed effective only upon receipt:

                  If to the Company:       Madge Networks N.V.
                                           Transpolis Schiphol Airport
                                           Polaris Avenue 23
                                           2132 JH Hoofddorp
                                           The Netherlands
                                           Attn:  Robert Madge, CEO
                                                  and
                                                  Christopher Bradley, CFO
                                           Tel. No.:  (31) 23-5649-123

                  with a copy to:          Morrison & Foerster LLP
                                           1290 Avenue of the Americas
                                           New York, New York 100104
                                           Attn: Nilene R. Evans, Esq.
                                           Tel No.:  (212) 468-8088
                                           Fax No.:  (212) 468-7900

                  If to Investor:          Inktomi Corporation
                                           4100 E. Third Avenue
                                           MS FC 2-6
                                           Foster City, California 94404
                                           Attn:  General Counsel
                                           Tel. No.:  (650) 653-2800
                                           Fax No.:  (650) 653-2801


         5.6. Entire Agreement. This Agreement and the Registration Rights Agreement supersede all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and thereof and contain the sole and entire agreement among the parties hereto with respect to the subject matter hereof and thereof.

         5.7. Further Assurances. Each party hereto shall execute and deliver such additional documents as may reasonably be necessary or desirable to consummate the transactions contemplated by this Agreement.

         5.8. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.


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         5.9. Costs. The Company shall pay all of the costs and expenses
(including legal costs) incurred by Investor in relation to the negotiation and implementation of this Agreement and the agreements referred to in it.


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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                     MADGE NETWORKS N.V.

                                       By: /s/ Robert Madge
                                           ------------------------------------
                                           Name:  Robert Madge
                                           Title:    Managing Director



                                     INKTOMI CORPORATION

                                       By: /s/ Jerry Kennelly
                                           ------------------------------------
                                           Name:  Jerry Kennelly
                                           Title:    Chief Financial Officer


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                                    EXHIBIT A

                      FORM OF REGISTRATION RIGHTS AGREEMENT


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                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------

         REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of March 28, 2001, between Madge Networks N.V., a Netherlands company (the "Company"), and Inktomi Corporation, a Delaware corporation (the "Investor").

         WHEREAS, the Investor has executed and delivered a Share Purchase Agreement, dated as of March 28, 2001 (the "Share Purchase Agreement"), by and among the Company and the Investor for the purchase of common shares of the Company, par value one Dutch Guilder per share (the "Common Shares").

         NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement and in the Share Purchase Agreement, the parties hereto agree as follows:

1.       DEFINITIONS

         For purposes of this Agreement, the following terms have the meanings indicated below.

         Commission. The Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.


         Exchange Act. The Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.


         Register, registration and registered. A registration effected by preparing and filing a registration statement or similar document with the Commission in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

         Registrable Securities. The Shares (as defined below); provided, however, that those Shares as to which any of the following apply shall cease to be Registrable Securities: (a) a registration statement with respect to the sale of such Shares shall have become effective under the Securities Act and such Shares shall have been disposed of under such registration statement; (b) such Shares shall have been transferred pursuant to Rule 144 or any successor rule or provision promulgated under the Securities Act ("Rule 144"); (c) such Shares shall have been transferred in a transaction in which the Investor's rights and obligations under this Agreement were not assigned; (d) the holder of such Shares is then permitted to sell all of such securities within any three-month period pursuant to Rule 144 (and, with respect to any holder who is a registered broker/dealer, counsel to such holder delivers a written opinion to such effect); or (e) the termination of this Agreement.

         Securities Act. The Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.


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         Shares. The Common Shares purchased by the Investor pursuant to the
Share Purchase Agreement, including, without limitation, Common Shares issued as a stock dividend or pursuant to a stock split.

         2. INCIDENTAL REGISTRATION

                  2.1 COMPANY REGISTRATION

                  Subject to the limitations set forth in Section 2.2, if the Company at any time after the date hereof proposes to register any of its Common Shares under the Securities Act, whether or not for sale for its own account, on a form and in a manner that would permit registration of Registrable Securities for sale to the public under the Securities Act, it will each such time give prompt written notice to all holders of Registrable Securities of its intention to do so, describing such securities and specifying the form and manner and the other relevant facts involved in such proposed registration and, upon the written request of any such holder of Registrable Securities delivered to the Company within 20 days after such the Company has given written notice to such holder or holders pursuant to this Section 2.1, the Company will use commercially reasonable efforts to effect the registration under the Securities Act of all Registrable Securities that the Company has been so requested to register by the holders of Registrable Securities, to the extent requisite to permit the disposition (in accordance with the intended method thereof specified in such notice from the Company as aforesaid) of the Registrable Securities so to be registered.

                  2.2 LIMITATIONS ON INCIDENTAL REGISTRATION RIGHTS

                  The Company's obligations under Section 2.1 shall be subject to the following limitations:

                  (a) if, at any time after giving such written notice of its intention to register any of such securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register such securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities that has requested to register Registrable Securities and thereupon the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration;

                  (b) if (i) the registration so proposed by the Company (either on behalf of its own account or on behalf of another shareholder) involves a firm commitment underwritten offering and (ii) the managing underwriters of such underwritten offering shall advise the Company in writing that, in their judgment, the distribution of all or a specified portion of such Registrable Securities concurrently with the securities being distributed by such underwriters will materially and adversely affect the distribution of such securities by such underwriters, then the Company will promptly advise each such holder of Registrable Securities thereof and may require, by written notice to each such holder accompanying such advice, that all or a specified portion of such Registrable Securities be excluded from such underwritten offering; provided, however, that any such exclusion of Registrable Securities shall be on a pro rata basis (based on the


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
number of Common Shares proposed to be registered by each holder of Registrable Securities and all other holders of registration rights).

                  (c) the Company shall not be obligated to effect any registration of Registrable Securities under this Section 2 incidental to the registration of any of its securities in connection with mergers, acquisitions, exchange offers, distributions to its investors, dividend reinvestment plans or share option or other employee benefit plans; and

                  (d) if the registration so proposed by the Company (either on behalf of its own account or on behalf of another shareholder) involves an underwritten offering, the right of any holder to include his or her Registrable Securities in such registration shall be conditioned upon the following: (i) such holder shall participate in such underwriting and only such holder's shares of Registrable Securities that are to be distributed pursuant to the underwriting shall be included in such registration and (ii) all holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters.

         3. REGISTRATION EXPENSES

         The Company will pay in connection with each of the registrations of Registrable Securities effected by the Company pursuant to Section 2 all expenses incident to the Company's performance of or compliance with Section 2 (the "Registration Expenses"), including, without limitation, all registration and filing fees (including filing fees with respect to the Commission and to the National Association of Securities Dealers, Inc.), all fees and expenses of complying with state securities or "blue sky" laws (including fees and disbursements of underwriters' counsel in connection with any "blue sky" memorandum or survey), all printing expenses, all registrars' and transfer agents' fees, all fees and disbursements of the Company's counsel and independent public accountants, and reasonable fees and disbursements of one counsel for the sellers of the Registrable Securities being registered, up to a maximum amount of $10,000. In all cases Registration Expenses shall exclude (a) underwriting discounts and commissions and applicable transfer taxes, if any, which shall be borne by the sellers of the Registrable Securities being registered in all cases, (b) any fees and disbursements of counsel for any underwriter of any Registrable Securities being registered (other than as described above), including such fees and disbursements of counsel which the parties expect to be paid by the underwriter, and (c) any fees and disbursements of counsel for any sellers of the Registrable Securities being registered (other than as described above), which in each such case, as between the Company and such sellers, shall be borne by such sellers.

         4. REGISTRATION PROCEDURES

                  4.1 THE COMPANY'S OBLIGATIONS

                  Whenever the Company is required to effect the registration of any Registrable Securities under this Agreement, the Company will as expeditiously as is reasonable:

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
                  (a) prepare and file with the Commission, on any appropriate form, a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective;

                  (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities and other securities covered by such registration statement until the expiration of 180 days after such registration statement first becomes effective or, if sooner, such time as all such Registrable Securities have been disposed of in accordance with the intended method of disposition by the seller or sellers thereof set forth in such registration statement;

                  (c) furnish to each seller of such Registrable Securities such number of copies of the prospectus and any supplements thereto included in such registration statement (including a preliminary prospectus) and other documents such seller may reasonably request in order to facilitate the sale or disposition of such Registrable Securities;

                  (d) use commercially reasonable efforts to register or qualify all securities covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions as each seller or underwriter shall reasonably request, and do any and all other acts and things that may be necessary to enable such seller or underwriter to consummate the disposition in such jurisdictions of its Registrable Securities covered by such registration statement, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or to subject itself to taxation in respect of doing business in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

                  (e) notify each seller of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing or if it is necessary to amend or supplement such prospectus to comply with the law, and at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities or securities, such prospectus, as amended or supplemented, will comply with the law;

                  (f) use its commercially reasonable efforts to list such securities on any national securities exchange on which Common Shares are then listed, if such securities are not already so listed and if such listing is then permitted under the rules of such exchange, or qualify such securities for inclusion in the National Association of Securities Dealers Automated Quotation System, and provide a transfer agent and registrar for such Registrable Securities not later than the effective date of such registration statement; and

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
                  (g) issue to any underwriter to which any holder of Registrable Securities may sell such Registrable Securities in connection with any such registrations (and to any direct or indirect transferee of any such underwriter or to such holder, if such registered offering is not underwritten) certificates evidencing such Registrable Securities without any legend restricting the transferability of the Registrable Securities.

                  4.2 UNDERWRITING REQUIREMENTS

                  In connection with a registration under Section 2, the Company will enter into an underwriting agreement with such underwriters for such offering, such agreement to contain such representations and warranties by the Company and such other terms and conditions as are customarily contained in underwriting agreements relating to securities comparable to the Shares and with respect to secondary distributions including, without limitation, opinions of counsel, "cold comfort" letters signed by the independent public accountants who have issued a report on the Company's financial statements included in such registration statement and indemnities to the effect and to the extent provided in Section 8. Each holder of Registrable Securities participating in such underwritten offering shall also enter into and perform its own obligations under such underwriting agreement. Notwithstanding anything in this Agreement to the contrary, the underwriters for any underwritten offering of Registrable Securities shall be selected by the Company.

         5. PREPARATION; REASONABLE INVESTIGATION

         In connection with the preparation and filing of a registration statement registering Registrable Securities under the Securities Act, the Company shall give the holders of Registrable Securities on whose behalf such Registrable Securities are to be so registered and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and shall afford such holders of Registrable Securities, underwriters, counsel and accountants reasonable access to the Company's records and personnel.

         6. FURNISH INFORMATION

         It is a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that each holder of Registrable Securities furnishes to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as may be reasonably required to effect the registration of their Registrable Securities and to execute such documents in connection with such registration as the Company may reasonably request.

         7. ASSIGNMENT OF REGISTRATION RIGHTS

         The rights to cause the Company to register Registrable Securities pursuant to Section 2 may be assigned (but only with all related obligations) by a Holder in connection with any transfer effected in accordance with Share Purchase Agreement, provided that the transferee after


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
such assignment or transfer, holds at least 1,000,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, recapitalizations and the like), and provided further that: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing a copy of which writing is provided to the Company at the time of transfer to be bound by and subject to the terms and conditions of this Agreement; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

         8. INDEMNIFICATION AND CONTRIBUTION

         In the event any Registrable Securities are included in a registration statement under Section 2:

                  (a) To the extent permitted by law, the Company will indemnify and hold harmless the Investor, the trustees, officers, directors, partners, agents and employees of the Investor, any underwriter (as defined in the Securities Act) for the Investor and each person, if any, who controls the Investor or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein, or any amendments or supplements thereto, incident to any such registration, qualification or compliance, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein. in light of the circumstances under which they were made, not misleading, or
(iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and the Company shall pay for any legal or other expenses reasonably incurred by the Investor, trustees, officer, director, partner, agent, employee, underwriter or controlling person, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 8(a) will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent may not be unreasonably withheld), nor will the Company be liable to the Investor, underwriter or controlling person in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Investor, underwriter or controlling person; provided, further, that the indemnity agreement contained in this Section 8(a) with respect to any preliminary prospectus shall not inure to the benefit of any underwriter from whom the person asserting any such losses, claims, damages, liabilities or expenses purchased Common Shares, or any person controlling such underwriter, if a copy of the final prospectus (as then amended or supplemented, if the

Company shall have furnished any such amendments or supplements thereto) was not sent or given by or on behalf of such underwriter to such person, if such is required by law, at or prior to the written confirmation of the sale of such shares to such person and if the final prospectus (as so amended or supplemented) would have corrected the defect giving rise to such loss, claim, damage, liability or expense.

                  (b) To the extent permitted by law, each seller of Registrable Securities will indemnify and hold harmless the Company, each of its officers, directors, partners, agents or employees, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other person selling securities in such registration statement or any of its directors, officers, partners, agents or employees or any person who controls such person, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, partner, agent, employee, controlling person or underwriter, or other such person may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such holder of Registrable Securities expressly for use in connection with such registration, and such holder of Registrable Securities shall pay any legal or other expenses reasonably incurred by the Company or any such director, officer, partner, agent, employee, controlling person or underwriter, or other such holder of Registrable Securities, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 8(b) will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of such holder of Registrable Securities, which consent may not be unreasonably withheld; provided, further, that in no event shall any indemnity under this Section 8(b) exceed the net proceeds from the offering received by such holder of Registrable Securities upon its sale of Registrable Securities included in the registration.

                  (c) Promptly after receipt by an indemnified party under this
Section 8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel (together with appropriate local counsel) with the fees and expenses to be paid by the indemnifying party, if the indemnifying party fails to assume the defense within 20 days following notice of a claim or if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action will not relieve such indemnifying party of any liability to the indemnified party under this Section 8 unless such failure is prejudicial to the indemnifying party's ability to defend such action, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this
Section 8.

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
         9. REPORTS UNDER THE EXCHANGE ACT

         With a view to making available to the holders of Registrable Securities the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the Commission that may at any time permit a holder of Registrable Securities to sell securities of the Company to the public without registration, the Company agrees to:

                  (a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times;

                  (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                  (c) furnish to any holder of Registrable Securities, so long as such holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act (at any time after one year from the date of this Agreement), (ii) a copy of the most recent annual report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any such holder of any rule or regulation of the Commission which permits the selling of any such securities without registration or pursuant to such form.

         10. TERMINATION OF REGISTRATION RIGHTS

         The registration rights granted pursuant to this Agreement shall terminate, with respect to any holder of registration rights, at such time as all Registrable Securities of such holder may be sold within a three-month period pursuant to Rule 144.

         11. MISCELLANEOUS

                  11.1 AMENDMENT AND WAIVERS

                  Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this Section
11.1 shall be binding upon each holder of Registrable Securities at the time outstanding, each future holder of Registrable Securities, and the Company.

                  11.2 DISPUTE RESOLUTION; GOVERNING LAW

                  Any dispute arising out of or in connection with this agreement, including any question regarding its existence, validity or termination, shall be referred to the parties' respective governing boards. If resolution cannot be reached within 15 days of such referral either party involved in the dispute may refer the matter to arbitration under the Rules of the London Court of International Arbitration, which Rules are deemed to be incorporated by reference into this clause.

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
                  (a) The number of arbitrators shall be one if the parties agree on one individual. If they do not, they shall each select their own arbitrator who shall, if there is an even number of arbitrators, select a third.

                  (b) The place of arbitration shall be London.

                  (c) The language used for the arbitration shall be English.

                  (d) The parties agree that the findings of the arbitrators shall be final and binding.

                  (e) The governing law of the agreement shall be the substantive law of England and Wales.

                  11.3 NOTICES

                  Unless otherwise provided, any notice or other communication required or permitted to be given or effected under this Agreement shall be in writing and shall be deemed effective upon personal or facsimile delivery to the party to be notified or three business days after deposit with an internationally recognized courier service, delivery fees prepaid, and addressed to the party to be notified at the following respective addresses, or at such other addresses as may be designated by written notice; provided, however, that any notice of change of address shall be deemed effective only upon receipt:

                  If to the Company:          Madge Networks N.V.
                                              Transpolis Schiphol Airport
                                              Polaris Avenue 23
                                              2132 JH Hoofddorp
                                              The Netherlands
                                              Attn:  Robert Madge, CEO
                                              and Christopher Bradley, CFO
                                              Tel. No.:  (31) 23-5649-123

                  with a copy to:             Morrison & Foerster LLP
                                              1290 Avenue of the Americas
                                              New York, New York 100104
                                              Attn: Nilene R. Evans, Esq.
                                              Tel No.:  (212) 468-8088
                                              Fax No.:  (212) 468-7900

                  If to the Investor:         Inktomi Corporationo
                                              4100 E. Third Avenue
                                              MS FC 2-6
                                              Foster City, California 94404
                                              Attn:  General Counsel
                                              Tel. No.:  (650) 653-2800
                                              Fax No.:  (650 653-2801

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
                  11.4 COUNTERPARTS

         This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together constitute one and the same instrument.

                  11.5 SUCCESSORS AND ASSIGNS

         Subject to the restrictions set forth herein, this Agreement will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties.

                  11.6 MARKET STANDOFF

         In connection with any firm commitment underwritten public offering of Common Shares of the Company, each holder of registration rights will be required not to sell or otherwise dispose of 80% of the securities of the Company (except for those securities being registered) then owned by such holder for a period of up to 90 days following the effective date of the registration statement for such offering if so requested by the underwriters of such offering, provided all officers and directors of the Company and holders of at least 1% of the Company's voting securities are similarly locked up, except as otherwise agreed in writing by the parties.

                  11.7 COUNTERPARTS

         This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

                  11.8 SEVERABILITY

         Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                        MADGE NETWORKS N.V.

                                        By:   /s/ Robert Madge
                                              ----------------------------------
                                              Name:  Robert Madge
                                              Title:    Managing Director

                                        INKTOMI CORPORATION

                                        By:   /s/ Jerry Kennelly
                                              ----------------------------------
                                              Name:  Jerry Kennelly
                                              Title:    Chief Financial Officer



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